Hogan Lovells US LLP 3 Embarcadero Center Suite 1500 San Francisco, CA 94111 T +1 415 374 2300 F +1 415 374 2499 www.hoganlovells.com

August 16, 2016

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:         Mr. Martin James, Senior Assistant Chief Accountant

Re:	Aradigm Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 30, 2016

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2015

Filed May 9, 2016

File No. 001-36480

Dear Mr. James,

Aradigm Corporation (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-36480) (the “10-K”) and as amended by Amendment No. 1 filed on May 9, 2016 (“Amendment No. 1”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated August 9, 2016. For your convenience, the comments are included in this letter and are followed by the applicable response. In addition, we also include a copy of Amendment No. 3 showing changes made to the originally filed 10-K to aid the Staff’s review. All page numbers in our responses refer to the copy of Amendment No. 3.

Unregistered Sales of Equity Securities and Use of Proceeds, page 31

1.	Please provide the disclosures required by Items 2 and 3 of Form 10-K.

The Company acknowledges the Staff’s comment and has revised the disclosures on page 4 of Amendment No. 3 to include such disclosures required by Items 2 and 3 of Form 10-K.

Management’s Annual Report on Internal Control Over Financial Reporting, page 67

2.	We note that your Management’s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework that was used to perform your assessment. Please tell us the COSO framework used by your management and, as required by Item 308(a)(2) of Regulation S-K, revise the report in future filings to identify the framework used.

The Company acknowledges the Staff’s comment and has revised Item 9A on page 5 of Amendment No. 3 to identify that the 2013 COSO framework was used by the Company’s management as required by Item 308(a)(2) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 19

3.	Please provide the disclosures required by Item 201(d) of Regulation S-K.

The Company acknowledges the Staff’s comment. The disclosures required by Item 201(d) of Regulation S-K were included in the Company’s Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on May 6, 2016 (the “Proxy Statement”) on pages 15 and 16 under “Proposal 3” but were not subsequently incorporated into Amendment No. 1. The Company has supplemented Item 12 on page 6 of Amendment No. 3 to include such disclosures.

In connection with this response, the Company acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Company comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 415-374-2373.

Sincerely,

/s/ Jon Layman

Jon Layman

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